082-03581


SPIC

**Southern Petrochemical Industries Corporation Limited**

Principal Office : SPIC House, 88 Mount Road, Guindy, Chennai - 600 032.
Phone : 2235 0245 Fax : 2235 2163 Grams : SOUTHPETRO Email : spiccorp@spic.co.in Website : www.spicltd.com


[ BY COURIER ]

Secy/ [redacted] 27th February 2007

07021556

**Securities and Exchange**
Judiciary Plaza
450, Fifth Street
WASHINGTON D.C. 20549

SUPPL

Dear Sirs,

**Audited accounts for the year (18 months) ended 30th September 2006.**

We write to inform that the Board of Directors of the Company at the Meeting held on 27th February 2007 has approved the audited financial results of the Company for the year (18 months) ended 30th September 2006.

The aforesaid audited financial results with comparative figures relating to the previous financial year are enclosed for information.

Thanking you,

Yours faithfully
For SOUTHERN PETROCHEMICAL
INDUSTRIES CORPORATION LTD.

N RAMAKRISHNAN
SECRETARY

Encl: as above

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED
Regd. Office: 73, Armenian Street, Chennai 600 001.

AUDITED FINANCIAL RESULTS FOR THE EIGHTEEN MONTHS PERIOD ENDED 30 SEPTEMBER 2006

(Rupees in Lacs)

| S.No. | Description | Eighteen months ended 30th Sept 2006 | Twelve months ended 31st March 2005 |
|---|---|---|---|
| 1 | Sales / Income from Operations | 327428.80 | 190052.62 |
| 2 | Other Income | 5790.46 | 1633.45 |
| 3 | Net gain on restructuring of Floating Rate Notes | - | 21254.27 |
| 4 | Total Expenditure | | |
| | (Increase) / decrease in stock in trade | (536.94) | (348.35) |
| | Consumption of raw materials | 196821.99 | 112974.47 |
| | Purchase of finished goods | 1668.18 | 857.63 |
| | Power, fuel and water charges | 61205.54 | 29492.39 |
| | Staff cost | 9311.45 | 8500.72 |
| | Other expenditure | 65528.19 | 38197.94 |
| 5 | Interest | 29911.49 | 18063.35 |
| 6 | Depreciation | 8257.01 | 4227.77 |
| 7 | Profit/(Loss) before tax (1+2+3-4-5-6) | (38947.64) | 974.42 |
| 8 | Provision for Taxation - Fringe Benefit Tax | 134.94 | - |
| 9 | Net Profit / (Loss) after Taxation (7-8) | (39082.58) | 974.42 |
| 10 | Loss brought forward from the previous year | (32550.57) | (33524.99) |
| 11 | Accumulated Profit as on 31st March 2006 relating to SPIC Holdings and Investments Limited, an Amalgamating Company | 744.67 | - |
| 12 | Accumulated loss as at 31st March 2006 adjusted against Revaluation Reserve | 53379.46 | - |
| 13 | Balance Profit / (Loss) (9+10+11+12) | (17509.02) | (32550.57) |
| 14 | Paid-up Equity Share Capital (face value Rs.10 per share) | 10794.82 | 8804.77 |
| 15 | Advance towards Share Capital | - | 2000.00 |
| 16 | Reserves excluding Revaluation Reserves | 23770.87 | 23622.35 |
| 17 | Debit balance in Profit and loss account | 17509.02 | 32550.57 |
| 18 | Basic EPS | (36.53) | 0.91 |
| 19 | Diluted EPS | (36.53) | 0.74 |

**Notes:**

1.

a. The Board of Directors of Tuticorin Alkali Chemicals and Fertilizers Limited and the Company have decided to defer the scheme of Amalgamation of Tuticorin Alkali Chemicals And Fertilizers Limited with the company, following discussion between the two companies and their lenders.

b. Pursuant to the scheme of Amalgamation ("the Scheme") of erstwhile wholly owned subsidiary companies, SPIC Holdings and Investments Limited (SHIL) and SPIC Biotechnologies Limited (SBL) , and Miticon Biotech limited (MBL), a wholly owned subsidiary of SPIC Holdings and Investments Limited(SHIL) with the Company, as approved by the Shareholders and sanctioned by the Honorable High court of Judicature at Madras on 16$^{th}$ February 2007, the assets and liabilities of the said erstwhile Subsidiary companies were transferred to and vested in the Company with effect from the Appointed Date, viz., as at the close of the office hours on 31$^{st}$ March 2006. The scheme has, accordingly been given effect to in the accounts for the financial year ended 30$^{th}$ September 2006, by net adjustments of Rs. 101714.36 Lacs to Revaluation Reserves.

2. Credit for subsidies receivable from the Government of India is taken, based on the provisional rates notified by the Government, from time to time. Also, credit has been taken for increase on account of input cost escalation, in accordance with the policy, and the amount of escalation is expected to be announced by the Government of India, shortly.

3. No provision has been made in these accounts for the accumulated net deferred tax liability upto 31$^{st}$ March, 2001 amounting to Rs.11389.00 lacs as an interim stay of clause 33 of Accounting Standard 22 –'Accounting for taxes on income' - has been obtained from the Madras High court. Clause 33 of the above standard provides that the net deferred tax liability accumulated up to 31$^{st}$ March, 2001 should be provided for, with a corresponding charge to revenue reserves. On a transfer petition filed by the Institute of Chartered Accountants of India before the Supreme Court of India, the Honourable Court directed that all similar petitions filed in different High Courts be transferred to the Calcutta High Court. The petition is yet to be disposed by the Calcutta High Court.

4. In view of the loss for the financial year ended 30$^{th}$ September 2006, the Board of Directors of the Company have not recommended dividend on the Preference & Equity Share Capital of the Company.

5. a. Auditor's disclaimer : "The company has invested in equity shares of SPIC Petrochemicals Limited amounting to Rs. 24,800.00 lacs and Zero Interest Non-Transferable Bonds of Rs.30,609.63 lacs, which are repayable in ten equal half yearly installments after 12 years from the commencement of commercial production or total repayment of the term loans to the lenders whichever is earlier. Apart from the above, contracts in progress (net of progress payments received) and other receivable include Rs. 214.13 lacs receivable from that company. In view of the delay in the implementation of the project we are unable to express an opinion on the provision that may be required for the diminution in value of investments if any, and the ultimate shortfall in realisation of contracts in progress and other receivable".

Explanation: The Company is in the process of identifying a strategic partner to invest in the project and on execution of the Memorandum of Settlement, settle the compensation payable to Chennai Petroleum Corporation Limited and have the stay vacated by the Madras High Court. The Company is hopeful that the project will be implemented on resolving all the issues.

b. Auditor's disclaimer : "In respect of investments in equity share capital of Rs. 20,389.29 lacs and preference share capital of Rs. 2,000.00 lacs in certain promoted companies and interest and other receivables of Rs. 2,199.01 lacs are due from these companies for which no provision has been made in the accounts. In view of the accumulated loss / delay in implementation of the project, in our opinion, the possibility of full recovery of dues is remote and there is diminution in the value of the investments. The estimate of the loss has not been made by the Company. We are unable to express an opinion on the amount of provision that may be required for the ultimate shortfall in realisation of loans, interest and other receivables aggregating to Rs.2,199.01 lacs and diminution in value of investments the cost of which aggregates to Rs.22,389.29 lacs."

   Explanation: Keeping in view the long term involvement of the Company with the investee companies and looking to the improved financial performance of one of them, as well as early prospect of raw material tie up for another and debt restructuring of these investee companies, the Company is of the view that no provision is required to be made for the above investments, loans, interest and other recoverables.

c. Auditor's disclaimer: "The debt servicing obligations as per the Corporate Debt Restructuring (CDR) package dated 19th March 2003 which have already fallen due for payment but remaining unpaid. In view of the ongoing negotiations by the Company for improvement of the CDR package, we are unable to express an opinion on the liability that can arise on non-fulfilment of the repayment obligation as per the CDR package."

   Explanation: In view of the changed business scenario, the Company is negotiating with lenders for improvement in the CDR package.

d. Auditor's qualification: regarding interest relief of Rs. 4413.09 lacs (including Rs.1,567.60 lacs for the 18 months ended 30th September 2006) from two lenders who are yet to confirm their consent for the reduction in interest rate and one of these lenders has initiated legal proceedings at Debt Recovery Tribunal, Mumbai. Had the interest been charged to the said financial institutions at the contracted rates the loss for the period (including Rs.2845.49 relating to earlier years) and the debit balance in the profit and loss account would have been higher by Rs.4413.09 lakhs

   Explanation: With the majority of the lenders having given their consent, the restructuring of the Debt Portfolio under the Corporate Debt Restructuring Mechanism (CDR) has been implemented. The company is hopeful of the remaining lenders according their consent.

6. Previous year's / period's figures have been regrouped / recast, wherever necessary, to conform to the classification of the current period.

7. During the financial year ended 30th September 2006, one investor complaint was received, which was attended to promptly. No investor complaint was pending at the beginning and at the end of the financial year.

The above results after review by the Audit Committee were approved by the Board at its meeting held on 27th February 2007.

**For and on behalf of the Board**

27th February , 2007
Chennai

**M.G.Thirunavukkarasu**
**Finance Director**

END